Exhibit (e)(5)

[Aventis letterhead]

[Non-binding free translation into English for information purposes only. Original in German.]

Service Agreement with Dr. Heinz-Werner Meier

Frankfurt, February 7, 2003

Dear Mr. Meier,

By determination of the Supervisory Board of Aventis Pharma Germany GmbH, your appointment to the position of Chairman of the Management Board of Aventis Pharma Germany GmbH has been confirmed for the maximum duration of 5 years, effective May 16th, 2002.

Subsequently, in consideration of your appointment as Management Board member of Hoechst AG, effective May 15th, 2002 and your appointment as Executive Vice President for Human Resources for Aventis S.A., effective May 15th, 2002 based on an authorisation by the Supervisory Board of Aventis Pharma Germany GmbH, I would like to summarize your working arrangements as follows:

Your original employment agreement with Hoeschst AG and Hoechst Marion Roussel Deutschland GmbH, dated September 25th, 1995, December 3rd, 1997 and December 13th, 1999 will continue to apply in accordance with its terms, subject to the following changes.  The entry date is settled on October 1st, 1985.

Your annual gross base salary – effective May 15th, 2002 – will be EUR 406,000.  The next review of your base salary will occur on March 1st, 2003.

A bonus is payable in addition.  The target bonus is 60% of your annual base salary with a spread from 0 to 90%.  This bonus target will apply from 2002 onwards.  The bonus payment will be determined after the end of each business year based on company performance of the Aventis Group and the achievement of your individual objectives.  The bonus will be paid in March following the relevant business year.

We are agreed that the aforementioned emoluments components are full compensation for the three functions described above.  In view of the varying locations of your employment and your varying responsibilities 40% of your annual fixed salary and bonus will be paid in Germany and the remaining 60% of annual fixed salary and bonus in France.

Taking up appointment to any supervisory board in any other company or of any other additional commercial employment is subject to the agreement of the chairman of the supervisory board.

You are entitled to participate in the Aventis Stock Option Program.  The Aventis S.A. supervisory board will determine the number of Stock Options.  The supervisory board has the right to cancel the grant of such Stock Options or to amend the quantity at any time.

Herein settled agreements are valid until the end of the appointment as Chairman of the Board of Management of Aventis Pharma Germany GmbH.  In this case the parties will also agree upon the termination of the employment contract with Aventis Pharma Germany GmbH.  In case of termination, change or non-prolongation of your employment and service agreement before age 60, the attached Severance Policy (attachment 1), which is part of this agreement, will apply in accordance with its terms from May 15th, 2002 onwards.

Any other compensatory payments and severance payments from employment relationships with other companies of the Aventis Group will be offset against severance payments from the attached policy.  This applies also to salary payments of Aventis Pharma Germany GmbH as – in case of termination of employment – to pension payments of Aventis Pharma Germany GmbH or of any other company of the Aventis Group, in each case calculated for a time period of three years from the effective date of the termination.

Your employment relationship expires at the end of the last month of your 65th year and you then retire without any specific notice or agreement being needed.  From the last day of your 60th year on we are entitled to resolve to retire you on full company pension.  You may also initiate any such resolution.  The Severance Policy will not apply in the event of your retirement after the end of your 60th year.

You will receive a pension commitment, the details of which are given in Attachment 2 to this service agreement.  Any continued payment of salary arising from any employment relationship with any other Aventis Group subsidiary will be set off against pension payments.

You have decided to continue your membership in the public German government pension scheme.  Aventis Pharma Germany GmbH will continue to provide the employer contributions up to the relevant ceilings.

You may continue to participate in the Deferred Compensation scheme of Aventis Pharma Germany GmbH.

Your cafeteria payments in Germany will expire on May 31st, 2002 and effective June 1st, 2002 Aventis S.A. will provide you with a company car according to Aventis S.A. conditions.  Other benefits in kind – as far as not mentioned here especially – will be provided according to the regulations of Aventis S.A.

We will enter into negotiations with you on your future tasks and / or re-appointment as chairman 10 months before your appointment expires at the latest.

This agreement comes into effect in accordance with the agreement of the supervisory board of Aventis Pharma S.A. on February 4, 2003.

I would request you please to sign the enclosed copies of this contract and of the Severance Policy and return the signed copies to us.

We look forward to a continued successful business relationship with you.

Yours sincerely,

AVENTIS PHARMA
GERMANY GMBH

[illegible signature]
(Chairman of the Supervisory Board of Aventis Pharma Germany GmbH)
On behalf of the Supervisory Board

/s/ HEINZ-WERNER MEIER
Heinz-Werner Meier

Enclosures
Attachment 1: Severance Policy
Attachment 2: Pension Commitment

[Aventis letterhead]

[Non-binding free translation into English for information purposes only. Original in German.]

Attachment 1 to the Service Agreement with Dr. Heinz-Werner Meier

Severance Policy

I.                               Covered Executive

Mr. Heinz Werner Meier (the “Executive”)

II.                           Triggering Termination

A termination of employment and service with Aventis Pharma Deutschland GmbH, excluding a revocation of Executive from the management board of Aventis S.A. or any French entity of the Aventis Group, initiated by either:

A.           Aventis Pharma Deutschland GmbH, at any time for reason other than disability, death or cause, provided, however, that the Executive will not be entitled to payments or benefits pursuant to this Severance Policy if his current employment or service agreements with the Aventis Group are terminated or amended as a result of a restructuring of the Aventis Group and the Executive is offered a position that does not result in a significant reduction in his global responsibilities within the Aventis Group nor in reduction in his base salary or significant amendment to the structure of his Annual Cash Compensation (as defined below) or his Severance Policy.

B.             The Executive at any time, if such termination by the Executive occurs within six months following the occurrence of one or more of the following events, provided the Executive gives a one-month prior written notice to the legal representative of Aventis Pharma Deutschland GmbH:

(i)                                     significant reduction of his global responsibilities within the Aventis Group; or

(ii)                                  reduction in his base salary; or

(iii)                               significant amendment to the structure of his Annual Cash Compensation (as defined below) or his Severance Policy.

III.                       Limitation to Triggering of Severance Policy

Notwithstanding anything in this Severance Policy to the contrary, in the case of II.A and II.B above, the Executive will only be entitled to payments pursuant to this Severance Policy if (i) he resigns from all positions within the Aventis Group immediately upon request of the relevant Aventis entity, (ii) he executes a complete release of claims against the Aventis Group in form and substance satisfactory to the Aventis Group, which, however, does not apply to any claims with regard to pension plans or compensation, and (iii) he complies with the confidentiality and non-solicitation obligations described in Sections XI and XII below.

IV.                      Definition of Annual Cash Compensation

For purposes of this Severance Policy, “Annual Cash Compensation” means an amount equal to the sum of A and B below:

A.           Annual base salary (which, in the case of split payrolls, shall be the sum of all annual base salaries paid to the Executive by the relevant entities of the Aventis Group in the relevant jurisdictions) in effect immediately prior to the effective date of the termination, and

B.             The target bonus level (which, in the case of split payrolls, shall be the sum of all target amounts in the relevant jurisdictions) for the year in which the termination occurred.

V.                          Payments

A.           Cash Severance Payments.  In case of II.A or II.B above, the Executive will receive a severance payment equal to three (3) times his Annual Cash Compensation.  This severance payment includes, among other things, the compensation relating to any required contractual or statutory notice period.

B.             Annual Bonus payment will be prorated, based on Target Bonus, for the period in which the termination occurs, including any notice period.

C.             Long Term Incentive Plan awards will be prorated based on the following:

(i)                                     Length of time actively employed during cycle,

(ii)                                  Aventis S.A.’s performance to date of termination, and

(iii)                               Assumption Aventis S.A. attains target for balance of cycle.

D.            Stock Based Plan awards are exercisable according to provisions of the plan for the full life of the awards, as though the Executive continued to be employed by the Aventis Group, but with no immediate vesting.

E.              Vacation Pay for any unused vacation as of the date of termination.

F.              Aventis Pharma Deutschland GmbH will make any payments provided for in this Severance Policy to the Executive within 30 days following the date of termination or in installments, if wished so by the Executive.

G.             Any compensatory payments, severance and other payments received by Executive from any other company of the Aventis Group will be deducted from the severance payments to be paid in accordance with this Severance Policy.

VI.                      Benefits

On the cost-sharing basis in effect immediately prior to termination, medical, dental, life insurance benefits and disability insurance benefits continue for 24 months after termination.  Discontinued if provided by new employer.

VII.                  Retirement

In the case of II.A or II.B above, immediate termination of credit as from the expiration of the notice period, provided that pension rights vested on the date of expiration of the notice period shall not be effected.

VIII.              Outplacement

In the case of II.A or II.B above, outplacement and relocation assistance in accordance with plans in effect at the time of termination, but for not more than 12 months or as required by local practice.

IX.                      Tax and Financial Planning

Provide tax and financial services for a 12-month period as required by local practice.

X.                          Legal Fees

Reimbursement of legal fees in connection with collecting Severance Payments, not to exceed 50,000 EUR.

XI.                      Confidentiality

After the date of termination, Executive will strictly comply with confidentiality obligations provided in his employment or service agreements or arrangements in effect immediately prior to the date of termination, for the period of time provided in such agreements or arrangements.

XII.                  Non-Solicitation

During a period of three years immediately following the date of termination, the Executive will not, directly or indirectly, solicit any person who on the date of termination is an officer, employee or consultant of any entity of the Aventis Group, to leave the employ or cease providing services to such entity.

XIII.              Termination

Notwithstanding anything in this Severance Policy to the contrary, the Executive will only be entitled to payments or benefits pursuant to this Severance Policy in the case of II.A or II.B above if his employment or service agreements or arrangements with the Aventis Group are effectively terminated before December 31, 2007.

Frankfurt, February 7, 2003

AVENTIS PHARMA
GERMANY GMBH

[illegible signature]
(Chairman of the Supervisory Board of Aventis Pharma Germany GmbH)
On behalf of the Supervisory Board

/s/ HEINZ-WERNER MEIER
Heinz-Werner Meier

[Aventis letterhead]

[Non-binding free translation into English for information purposes only. Original in German.]

Attachment 2 to the Service Agreement with Dr. Heinz-Werner Meier

Pension Commitment

Frankfurt, February 7, 2003

Dear Mr. Meier:

The following has been agreed with you as a supplement to your service agreement.

You will continue to be a member of the “Pensionskasse der Mitarbeiter der Hoechst-Gruppe VVaG”.  The company will continue to contribute to your pension account in the “Pensionskasse” together with your own contributions.

The conditions below apply from the termination of your employment as Chairman of the Board of Management of Aventis Pharma Deutschland GmbH without affecting any rights or claims you may have arising from your membership of the “Pensionskasse der Mitarbeiter der Hoechst-Gruppe VVaG”.

1.                                       You will receive an annual company pension of 45% of your base salary plus 1% for each year of service as Chairman of the Management Board of the Aventis Pharma Germany GmbH from May 16th, 2002, totalling a maximum of 55% of your last base salary.

Pension benefits arising out of the Basic Pension Plan (Ordnung der betrieblichen Grundversorgung) will be offset against these pension payments, except the pension payments of the “Pensionskasse” arising from your own contributions to it.

The pension will change on the first of May of the subsequent year at the same rate as that of the cost of living adjustment for all private households in Germany by comparison with the date on which the pension was first paid or the last date of review.

2.                                       No entitlement to pension exists if the following conditions apply.

a)              You leave the company at your own request before the end of your 60th year without being incapable of working.  In such a case, however, your pension entitlement will be as laid down in § 1 b of the German Law on Improving Company Pensions dated 19 December 1974 to the extent to which it is vested under that law.  The vested pension is payable as an old-age pension from the end of your 60th year, as an disability pension from the date of your becoming occupationally disabled within the meaning of the German Social Code Book VI and as a widow’s and / or surviving dependants’ pension in the event of your death.

In the event of notice of termination of employment being served for reasons covered by clause II.B of the Severance Policy per Attachment 1 your unrestricted pension entitlement will apply.

b)             Your conduct gives the company good reason to terminate the employment relationship without notice.

3.                                       In case of death your widow will receive, after a transition period of three months, a widow’s pension of 60% of your retirement pension, unless the marriage took place after your retirement or after you reached the age of 60 and

a)              lasted less than 5 years, or

b)             the widow is over 20 years younger than yourself.

During the month of your death and for the 3 months thereafter your widow and any children entitled to dependants’ pensions will receive the full pension.

4.                                       Dependant unmarried children receive 15% of the full pension each after the transition period in clause 3 paragraph 2 if a widow’s pension is also paid or 30% if not.  This applies provided they are not yet 21 or as long as they are apprentices or in recognised training for a recognised profession and not yet 27.  The total pension paid may not exceed 80% of the full pension.  If so, then the pensions paid will be reduced pro rata.  They increase again up to the maximum amount should any pension cease to be paid during its term of entitlement.

5.                                       Should you undertake any gainful employment approved by the company whilst drawing the aforementioned pension then the company shall be entitled to set that income off against the pension if your total emoluments from your last full year of employment as a member of our board of management are exceeded thereby.  If the company does not waive such setoff from the outset then you have a duty to advise them at the end of every quarter of all income received from that gainful employment.

6.                                       Pensions will be paid at the end of each month after the period of salary payment ends.

7.                                       Granting entitlement to payment under the provisions of this agreement excludes the granting of company-financed payments from other company pension funds or that/those of any subsidiary.  If such payments are based on legal obligations then the company shall be entitled to set same off against payments made under the provisions of this agreement.

8.                                       The company is entitled to reduce or cancel pension entitlement, including that for widows and / or dependants, under the following conditions.

a)              You breach your duty of confidentiality under your contract of employment and the conditions applying to your appointment as chairman of the board of management.

b)             You are guilty of behaviour that would have entitled the company to serve notice of immediate termination of employment under your contract of employment.

c)              The recipients of benefits payable to surviving dependents commit acts of omission or commission that are in breach of good faith to such an extent that the company cannot reasonably be expected to continue such payments.

This pension commitments replaces the regulations of the Supplemental Pension Plan (Ordnung der betrieblichen Zusatzversorgung) of Aventis Pharma Germany GmbH.

Yours sincerely,

AVENTIS PHARMA GERMANY GMBH

[illegible signature]
(Chairman of the Supervisory Board of Aventis Pharma Germany GmbH)
On behalf of the Supervisory Board

/s/ HEINZ-WERNER MEIER
Heinz-Werner Meier

Annex

[Aventis letterhead]

[Non-binding free translation into English for information purposes only. Original in German.]

Annex to the pension commitment of Dr. Heinz-Werner Meier

To

Dr Heinz-Werner Meier

-internal-

February 7, 2003

Addition to the pension commitment

Dear Dr. Meier,

In addition to the pension commitment dated February 7, 2003, we inform you that the entitlement to the before mentioned pension commitment is incompatible with the benefit of the GRCD plan (French top executive pension plan).

Best regards,

AVENTIS PHARMA DEUTSCHLAND GMBH

[illegible signature]
(Chairman of the Supervisory Board)

/s/ HEINZ-WERNER MEIER
Dr. Heinz-Werner Meier